UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-PX

ANNUAL REPORT OF PROXY VOTING RECORD OF
REGISTERED MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number: 811- 3954

Dreyfus Tax Exempt Cash Management

(Exact name of registrant as specified in charter)

c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

(Address of principal executive offices) (Zip code)

Mark N. Jacobs, Esq.
200 Park Avenue
New York, New York 10166

(Name and address of agent for service)

Registrant's telephone number, including area code: (212) 922-6000

Date of fiscal year end: 1/31

Date of reporting period: July 1, 2003-June 30, 2004

Item 1. Proxy Voting Record

Dreyfus Tax Exempt Cash Management

The Registrant did not hold any voting securities and accordingly did not vote any proxies during the reporting period.

SSL-DOCS2 70177419v2

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dreyfus Tax Exempt Cash Management

By: /s/ Stephen E. Canter
     Stephen E. Canter
     President

Date: August 5, 2004